AB* 3/13

UNITED
SECURITIES AND EXC
Washington,

08030376

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWEDGE USA, LLC F/K/A
Fimat USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 5th Avenue, Suite 500
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Brda (312) 578-5206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/08

Forms in Word Version Copyright 2007 (www.formsinword.com). For individual or single-branch use only.

OATH OR AFFIRMATION

I, Thomas Kloet and Robert Reeves, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fimat USA, LLC, (the company) as of December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

Thomas Kloet
Chief Operating Officer

Robert Reeves
Chief Financial Officer

2/25/08

Notary Public

THOMAS LOCURTO
Notary Public, State of New York
No. 01LO4790919
Qualified in Nassau County
Commission Expires January 31, ~~19~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Forms in Word Version Copyright 2007 (www.formsinword.com). For individual or single-branch use only.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Fimat USA, LLC
(A Delaware Corporation)
December 31, 2007
With Reports of Independent Registered Public Accounting Firm

Fimat USA, LLC

Statement of Financial Condition
and Supplemental Information

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Fimat USA, LLC

We have audited the accompanying statement of financial condition of Fimat USA, LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 27, 2008

Fimat USA, LLC

Statement of Financial Condition
(Thousands of Dollars)

December 31, 2007

Assets	
Cash and cash equivalents	$ 236,479
Cash and securities segregated for regulatory purposes	7,703,827
Receivables:	
Brokers, dealers, and clearing organizations	2,167,144
Customers	686,576
Other	21,399
Securities purchased under agreements to resell	4,461,362
Securities borrowed	7,216,859
Financial instruments owned (including $139,407 pledged)	896,676
Fixed assets, net of accumulated depreciation and amortization of $39,655	11,970
Other assets	92,933
	$ 23,495,225
Liabilities and members' equity	
Short-term borrowings	$ 1,546,702
Payables:	
Brokers, dealers, and clearing organizations	1,766,796
Customers	7,845,316
Securities sold under agreements to repurchase	3,646,103
Securities loaned	7,219,328
Financial instruments sold, not yet purchased	392,700
Other liabilities and accrued expenses	195,327
	22,612,272
Subordinated debt	495,000
Members' equity	387,953
Total liabilities and members' equity	$ 23,495,225

See notes to statement of financial condition.

Fimat USA, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Operations

Fimat USA, LLC (Fimat USA or the Company) is a wholly owned indirect subsidiary of Societe Generale (SG), Paris, France. As of December 31, 2007, Fimat USA is wholly owned, directly or indirectly, by Fimat International Banque, SA (Fimat Banque), a wholly owned subsidiary of SG.

Fimat USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers, affiliates, and counterparties. Fimat USA additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Fimat USA is a clearing member of most major U.S.-based futures and securities exchanges and most clearing/settlement organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from these estimates.

Securities and Commodities Transactions

Proprietary securities and commodities transactions are recorded on trade date. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics. The Company values its swap contracts using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in payables to and receivables from brokers, dealers, and clearing organizations in the statement of financial condition. Unrealized gains and losses are reflected in revenues in the statement of operations.

Customer securities and commodities transactions are recorded on settlement date.

2. Significant Accounting Policies (continued)

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and held by the Company as collateral or as margin are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2007, the market value of customer securities held was $3.8 billion, of which $3.0 billion has been pledged as margin at carrying brokers and clearing organizations.

Additionally, the market values of option positions owned or sold by customers are not reflected in the statement of financial condition.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions, are collateralized primarily by U.S. government and government agency securities, and are carried at their contracted resale or repurchase amounts plus accrued interest. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). Excluding the impact of FIN 41, resale agreements totaled approximately $9.2 billion and repurchase agreements totaled approximately $8.3 billion at December 31, 2007. Included in cash and securities segregated for regulatory purposes is $1.7 billion in resale agreements at December 31, 2007.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

2. Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2007, include interest-bearing cash accounts and certificates of deposit.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Goodwill and Intangible Assets

Included in other assets is goodwill of approximately $5.1 million and other intangible assets of approximately $5.0 million, primarily relating to software development costs of $3.5 million.

Goodwill is subject to Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Under these rules, goodwill is deemed to have an indefinite life and is not amortized, but rather subject to an annual impairment test. During the year ended December 31, 2007, the Company recognized no permanent impairment in goodwill.

Intangible assets are being amortized on a straight-line basis over a 3 to 12-year period; internally developed software is being amortized over 5 years.

2. Significant Accounting Policies (continued)

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Income Taxes

The Company, effective January 1, 2007, converted its tax status to be treated as a corporation for federal and most state income tax purposes. Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

Fair Value of Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include financial instruments owned and financial instruments sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and others; securities purchased under agreements to resell and securities sold under agreements to repurchase; securities borrowed and loaned; short-term borrowings; and subordinated debt. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize.

2. Significant Accounting Policies (continued)

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 has been deferred for certain nonpublic companies, such as the Company, and is effective for fiscal years beginning after December 15, 2007. The Company is currently analyzing the impact of adopting FIN 48 on its statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Adoption of SFAS No. 157 is not expected to have a material impact on the Company's statement of financial condition.

3. Transactions With Related Parties

The Company provides and receives clearing and execution services for derivatives, securities, and financing transactions with entities affiliated through common ownership. The Company also has leasing and administrative service arrangements with affiliates. Amounts outstanding to/from such affiliates at December 31, 2007, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets	
Cash and securities segregated for regulatory purposes	$ 1,214,640
Receivables from brokers, dealers, and clearing organizations	404,538
Receivables from customers	11,289
Securities purchased under agreements to resell	1,608,352
Securities borrowed	56,227
Financial instruments owned (pledged to affiliates for margin)	25,332
Liabilities	
Short-term borrowings	1,546,702
Payables to brokers, dealers, and clearing organizations	370,746
Payables to customers	935,143
Securities sold under agreements to repurchase	695,338
Securities loaned	110,721
Subordinated debt	495,000

3. Transactions With Related Parties (continued)

The Company enters into unsecured bank borrowings with affiliated entities primarily to finance resale agreements and foreign currency settlements. At December 31, 2007, such short-term borrowings totaled approximately $1.5 billion. Interest expense on these borrowings is generally based on the prevailing Federal Funds rate.

Fimat Facilities Management Inc., an affiliate owned by Fimat Banque, provides technology support to the Company for which the Company incurs a fee.

The Company incurs a management fee from Fimat Banque to cover costs that arise in conjunction with various administrative and support services.

Certain over-the-counter transactions are introduced by Fimat USA to Fimat Alternative Strategies Inc. (FAST), a Fimat Banque subsidiary. FAST serves as the counterparty to the transactions and in connection therewith earns fees. Fimat USA provides administrative and operational support services to FAST in connection with the over-the-counter transactions for which Fimat USA earns fees.

Certain securities were sold to an affiliate based on their fair value as of the date of the sale, which was approximately $730 million.

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary trading positions. The balances at December 31, 2007, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 214,428	$ 203,721
Corporate obligations	155,417	–
Equities	510,839	25,024
Options	151	19
Swaps	15,841	163,936
	$ 896,676	$ 392,700

4. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

At December 31, 2007, financial instruments owned of approximately $139.4 million were pledged as collateral to carrying brokers and clearing organizations.

5. Derivatives, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The swap contracts are "referential swaps" that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

At December 31, 2007, the fair value of derivatives was as follows (in thousands of dollars):

	Assets	Liabilities
Options	$ 151	$ 19
Swap contracts	15,841	163,936
Futures contracts	160,232	16,060

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit

5. Derivatives, Customer, and Financing Activities (continued)

risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including swaps, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2007, were adequate to minimize the risk of material loss that could be created by the positions held.

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of $17.9 billion, of which $17.5 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

6. Income Taxes

In conjunction with the Company's change in tax status as of January 1, 2007, $25.8 million of net deferred tax assets were recorded with a corresponding income tax benefit.

Included in other assets at December 31, 2007, is a net deferred tax asset of $24.0 million. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, and depreciation and amortization. There is no valuation allowance relating to deferred tax assets based on management's expectation that the deferred tax assets will be fully realized based on future taxable income.

7. Subordinated Debt

At December 31, 2007, Fimat USA had subordinated debt outstanding totaling $495.0 million under agreements with Fimat Banque at interest rates based on LIBOR plus ½ percent per annum (ranging from 5.58% to 5.70% at December 31, 2007), all of which mature on December 31, 2009.

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission (SEC) net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

8. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2017. Also, the Company subleases office facilities under an agreement with SG, which expires in 2008. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2008	$ 6,491
2009	6,645
2010	6,691
2011	6,056
2012	2,292
Thereafter	9,320
	$ 37,495

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's financial position.

8. Commitments, Contingencies, and Guarantees (continued)

Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

9. Benefit Plan and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the first 6% of contributions made by its employees, subject to certain limitations.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $43.5 million and liabilities totaling approximately $41.3 million are included in other assets and other liabilities and accrued expenses, respectively, in the statement of financial condition at December 31, 2007.

9. Benefit Plan and Deferred Compensation Plan (continued)

The Company and SG also sponsor certain other deferred compensation plans under which amounts are deferred for certain officers or employees and paid over a 2 to 3-year period, subject to continued employment.

10. Net Capital Requirements and Other Regulatory Matters

Fimat USA is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission (CFTC). Under these requirements, Fimat USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Fimat USA is required to maintain adjusted net capital equal to the greater of $500,000 or the sum of 8% of the customer risk maintenance margin requirements and 4% of the noncustomer risk maintenance margin requirements, as defined.

At December 31, 2007, Fimat USA had net capital of approximately $714.9 million, which was approximately $289.3 million in excess of its net capital requirement.

As a clearing broker-dealer, Fimat USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses Fimat USA as its clearing broker-dealer to classify its assets held at Fimat USA as allowable assets in the correspondent's net capital computation. At December 31, 2007, Fimat USA met its PAIB reserve requirement.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

11. Subsequent Event

On January 2, 2008, subject to a joint venture agreement dated August 8, 2007, as amended, SG and Calyon, Credit Agricole CIB (Calyon) created a joint venture named Newedge Group SA (Newedge Group). SG and Calyon each own 50% of Newedge Group.

11. Subsequent Event (continued)

Newedge Group was formed by merging the respective global brokerage activities of the Fimat Group and the Calyon Financial Group, namely Fimat Banque and the Calyon Financial entities. These entities were merged within Fimat Banque, whose name was changed to Newedge Group in accordance with a merger agreement dated January 2, 2008.

Effective January 2, 2008, Fimat USA's name was changed to Newedge USA, LLC (Newedge USA). Newedge USA is 100% owned by Newedge Group (formerly Fimat Banque).

Subsequent to the joint venture's formation, Newedge Group merged Calyon North America Holdings, Inc. (CNAH) and its 100% owned subsidiary, Calyon Financial, Inc., into Newedge USA. CNAH was liquidated, and Calyon Financial, Inc., whose name was changed to Newedge Financial, Inc., became a wholly owned subsidiary of Newedge USA. Calyon Financial, Inc., a registered broker-dealer and futures commission merchant, will operate as a wholly owned subsidiary until its planned merger into Newedge USA during 2008.

The CNAH contribution increased Newedge USA's members' equity by $410.0 million.

The joint venture formation was accounted for as a corporate joint venture and all resulting assets and liabilities retained their current carrying values, with no resulting gain or loss or goodwill resulting from the transaction.

Supplemental Information

Fimat USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2007

Net capital		
Total members' equity	$ 387,953	
Add subordinated debt	495,000	
Total capital and allowable subordinated debt	882,953	
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships and stock in exchanges	2,694	
Receivables from customers	4,779	
Receivables from affiliates	8,134	
Fixed assets, net	11,024	
Deferred compensation plan	2,501	
Goodwill	5,074	
Net deferred tax assets	23,973	
Other assets	43,763	
Total nonallowable assets	101,942	
Additional charges for customers' and noncustomers' commodity accounts (4% SOV charge)	9,467	
Aged fails-to-deliver (33 items)	3,914	
Other deductions and/or charges (primarily deductions on reverse repurchase agreements and repurchase agreements and a 1% haircut on fails-to-deliver and stock borrow positions versus fails-to-receive)	23,044	
Total deductions and/or charges		$ 36,425
Net capital before haircuts		744,586
Haircuts on securities		
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper	2,813	
U.S. government obligations	536	
Corporate obligations	3,613	
Stocks and warrants	12,643	
Other securities (money market investments)	9,760	
Undue concentration	161	
Other (uncovered inventory)	180	
Total haircuts on securities		29,706
Net capital		$ 714,880

Fimat USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

(Thousands of Dollars)

December 31, 2007

Net capital		$ 714,880
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 4,906,316	
8% of customer risk maintenance margin requirement		392,505
Amount of noncustomer risk maintenance margin requirement	827,721	
4% of noncustomer risk maintenance margin requirement		33,109
Total alternative net capital requirement		425,614
Greater of:		
8% of the customer risk maintenance margin requirement and 4% of the noncustomer risk maintenance margin requirement under the Commodity Exchange Act	425,614	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $892,420); or	17,848	
minimum dollar net capital requirement of the Company	500	
Net capital requirement		425,614
Excess net capital		$ 289,266
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act		$ 246,825

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2007, Part II FOCUS filing.

Fimat USA, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2007

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 600,354	
Monies payable against customers' securities loaned	407	
Customers' securities failed to receive	14,106	
Credit balances in firm accounts which are attributable to principal sales to customers	9,747	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	14,625	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	393,591	
Total credits		$ 1,032,830
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection net of deductions	242,271	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	201,378	
Failed to deliver of customers' securities not older than 30 calendar days	22,307	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	426,464	
Aggregate debit items	892,420	
Less 3% (for alternative method)		26,773
Total 15c3-3 debits		865,647
Reserve computation		
Excess of total credits over total debits		$ 167,183
Amount held on deposit in "Reserve Bank Account(s)," including $318,500 of qualified securities, at end of reporting period		$ 351,018

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS filing.

Fimat USA, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None

Fimat USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(Thousands of Dollars)

December 31, 2007

Segregation requirement	
Net ledger balance:	
Cash	$ 5,084,231
Securities (at market)	1,929,598
Net unrealized profit in open futures contracts	168,641
Exchange-traded options:	
Add market value of open option contracts purchased on a contract market	14,263,027
Deduct market value of open option contracts sold on a contract market	(14,073,098)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	71,673
Less amount offset against U.S. Treasury obligations owned by particular customers	(61,987)
	9,686
Amount required to be segregated	7,382,085
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	306,970
Securities representing investment of customers' funds (at market)	4,517,477
Securities held for particular customers or option customers in lieu of cash (at market)	281,152
Margins on deposit with clearing organizations of contract markets:	
Cash	69,352
Securities representing investment of customers' funds (at market)	650,470
Securities held for particular customers or option customers in lieu of cash (at market)	1,648,446
Net settlement from (to) clearing organizations of contract markets	(35,235)
Exchange-traded options:	
Value of open long option contracts	14,263,027
Value of open short option contracts	(14,073,098)
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	7,628,561
Excess funds in segregation	$ 246,476

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS filing.

Fimat USA, LLC

Schedule of Secured Amounts and Funds Held
in Separate Accounts for Foreign Futures and Foreign Options
Customers Pursuant to Commission Regulation 30.7
(Thousands of Dollars)

December 31, 2007

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:

- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☒ Secured amounts in U.S. and foreign-domiciled customers' accounts
- ☐ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 1,928,518
Total secured amounts		
Cash in banks	$ 3,293	
Securities in safekeeping	459,384	
Amounts held by members of foreign boards of trade	1,729,375	
Total funds in separate Section 30.7 accounts		2,192,052
Excess funds in separate Section 30.7 accounts		$ 263,534

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2007, Part II FOCUS filing.

END